*AB 3/11

12014129

SECURITIES A[illegible]
Washington, D.C. 20549

FEB 29 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68054

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MPS Global Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Park Avenue, 14th Floor
(No. and Street)

New York	NY	10178
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/10

OATH OR AFFIRMATION

I, Donna Sabatini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MPS Global Securities LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

MARISOL BEYK
Notary Public - State of New York
No. 01BE6144946
Qualified in Bronx County
My Commission Expires May 1, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MPS Global Securities, L.L.C.

Statement of Financial Condition

December 31, 2011

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member of
MPS Global Securities, L.L.C.

We have audited the accompanying statement of financial condition of MPS Global Securities, L.L.C. (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of MPS Global Securities, L.L.C. at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2012

FEB 29 2012

MPS Global Securities, L.L.C.

Statement of Financial Condition

December 31, 2011

Assets	
Cash	$ 4,567,411
Receivable from brokers and clearing organizations	2,735,442
Commissions receivable	2,744,943
Intangible assets, less accumulated amortization of $383,333	1,616,667
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $68,873	121,856
Other assets	2,271,311
Total assets	$ 14,057,630
Liabilities and member's equity	
Liabilities:	
Due to Parent Company	$ 172,493
Accrued expenses and other liabilities	2,881,129
Total liabilities	3,053,622
Member's equity	11,004,008
Total liabilities and member's equity	$ 14,057,630

See notes to statement of financial condition.

MPS Global Securities, L.L.C.

Notes to Statement of Financial Condition

December 31, 2011

1. Organization and Description of Business

MPS Global Securities, L.L.C. (the "Company") was formed August 19, 2008 as a wholly owned subsidiary of First New York Securities, L.L.C. (the "Parent Company").

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and an introducing broker with the Commodity Futures Trade Commission (the "CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association (the "NFA").

The Company is engaged in institutional brokerage activities and acts as an introducing broker.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Company.

Basis of Presentation

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and are stated in U.S. dollars. The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. In the event of a financial institution's insolvency, recovery of cash and securities may be limited.

2. Significant Accounting Policies (continued)

Intangible Assets

Intangible assets are amortized on a straight line basis over 10 years, the estimated useful life of the assets, where the useful life is the period over which the assets are expected to contribute directly, or indirectly, to the Company's future cash flows

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment are depreciated using a straight line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using a straight line method over the term of the related leases or the estimated useful lives of the assets, whichever is shorter. The Company's net balance on the statement of financial condition at December 31, 2011 is comprised of $70,363 in furniture and equipment, and $51,493 in leasehold improvements.

Other Assets

Other assets primarily represent loans and advances to employees of $2,216,667 and prepaid expenses of $54,644.

Income Taxes

The Company is not required to pay income taxes on income or gains. The member's taxable income is reported on the member's individual income tax return in accordance with the laws of the applicable jurisdictions.

3. Receivable from Brokers and Clearing Organizations

At December 31, 2011, amounts receivable from brokers and clearing organizations reflected in the statement of financial condition are deposits held with various clearing brokers.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. As of December 31, 2011, there were no significant unsecured amounts owed to the clearing brokers by these customers in connection with normal margin, cash and delivery against payment transactions.

4. Due to Parent Company

Pursuant to the Expense Sharing and Management Agreement dated February 1, 2010, the Parent Company provides office space, supplies, computer and other office equipment and general and administrative support and services to the Company and the Company reimburses the Parent Company for these directly and indirectly allocated items. At December 31, 2011, the due to Parent Company balance of $172,493 is payable to the Parent Company as reimbursement for shared operating expenses.

5. Compensation and Benefits

Trader compensation is based on a percentage payout of net trading profit and loss. The corresponding payable relating to trader compensation in the amount of $2,213,264 is included in the statement of financial condition in accrued expenses and other liabilities.

The Company makes loans to employees, primarily traders, for recruiting and retention purposes. The amount of these loans at December 31, 2011 is $2,216,667. These loans are included in other assets in the statement of financial condition. Loans are amortized using a straight line method over a period of 5 years.

The Parent Company maintains a noncontributory 401(k) salary reduction plan covering substantially all employees, subject to certain minimum age and length-of-service requirements.

6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) and CFTC Regulation 1.17. The Company has elected to compute net capital pursuant to Rule 15c3-1 and Regulation 1.17 which requires that the Company maintain minimum net capital, as defined, of 2% of aggregate debit items computed in accordance with Rule 15c3-3, as defined, or $250,000; or $45,000 pursuant to CFTC rules, whichever is greater. At December 31, 2011, the Company had net capital of $5,724,243, which exceeded the requirement by $5,474,243.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits any customer funds and securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers.

7. Risk

As an introducing broker, the Company has transactions which, in accordance with industry practice, are not recorded on the statement of financial condition. These activities may expose the Company to off-balance sheet risk in the event a counterparty is unable to fulfill its contractual obligations and the Company has to fulfill such obligations. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The Company attempts to minimize its credit risk by monitoring the credit exposure with, and the creditworthiness of, counterparties.

8. Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which may provide general indemnities. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss to be remote. Therefore, no liability has been recorded with respect to such contracts.

9. Subsequent Events

Subsequent events have been evaluated through the date of issuance and management has determined that no subsequent events occurred that would require disclosure in the statement of financial condition or accompanying notes.

RECEIVED
FEB 29 2012

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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STATEMENT OF FINANCIAL CONDITION

MPS Global Securities, L.L.C.
December 31, 2011
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG